

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

WY Secretary of State
FILED: 10/21/2025 11:59 AM
Original ID: 2021-001017260
Amendment ID: 2025-006125443

Decentralized Autonomous Organization Limited Liability Company Statement of Intent to Dissolve

1. The name of the limited liability company is:
(Name must match exactly to the Secretary of State's records.)

American CryptoFed DAO LLC

2. The following event as set forth in W.S. 17-31-114 has occurred: *(check one)*

- [x] By vote of the majority of the members of the decentralized autonomous organization.
- [ ] At the time or upon the occurrence of events specified in the underlying smart contracts or as specified in the articles of organization or operating agreement.
- [ ] The decentralized autonomous organization has failed to approve any proposals or take any actions for a period of one (1) year.
- [ ] The decentralized autonomous organization no longer performs a lawful purpose or is no longer under the control of at least one (1) natural person.
- [ ] All members of the decentralized autonomous organization have withdrawn in accordance with W.S. 17-31-113.

3. Certification:

- [x] I understand that this entity shall be dissolved upon the processing of this document by the Wyoming Secretary of State's Office.

Received
OCT 21 2025
Secretary of State
Wyoming

Signature: [signature]
(Shall be executed by a person authorized by the company.)

Date: 10/19/2025
(mm/dd/yyyy)

Print Name: Xiaomeng Zhou

Contact Person: Xiaomeng Zhou

Title: Organizer

Daytime Phone Number: 3072064210

Email: zhouxm@americancryptofed.org

***(An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Checklist

- [x] ***Filing Fee: $60.00*** Make check or money order payable to Wyoming Secretary of State.
- [x] The business entity is **active and in good standing** with this office.
- [x] **Processing time is up to 15 business days** following the date of receipt in our office.
- [x] Please mail with payment to the address at the top of this form. **This form cannot be accepted via email.**
- [x] Please review the form prior to submission. **The Secretary of State's Office is unable to process incomplete forms.**

STATE OF WYOMING
Office of the Secretary of State

      I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.


CERTIFICATE OF DISSOLUTION

American CryptoFed DAO LLC


      I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **21st** day of **October, 2025**



_____
Secretary of State

By:_____
          Colin Crossman

Filed Date: 10/21/2025